GRASIM
ADITYA BIRLA GROUP

SEC Mail Processing Section
DEC 02 2008
Washington, DC
101

November 14, 2008

08006129

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

082-03322

SUPPL

Dear Sir,

Re: Performance Update

We are sending herewith, for your record and reference, a copy of Performance Update for the half year ended 30th September, 2008, being mailed by us to the Shareholders of the Company.

Thanking you,

Yours faithfully,

PROCESSED
DEC 09 2008
THOMSON REUTERS

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)



GRASIM

ADITYA BIRLA GROUP

Grasim Industries Limited

Performance Update

For the half year ended 30th September, 2008

Mumbai, October 31, 2008

Dear Shareholders,

The performance of your Company has been satisfactory for the six months ended 30th September 2008 (H1FY09) viewed in the backdrop of the general slowdown in the economy and rising input costs, which has affected all industries in general and more so in the sectors that your Company operates.

FINANCIAL PERFORMANCE

Let me now move on to the financial performance of your Company.

(Rs. Crores)

	Consolidated			*Standalone*		
	HIFY09	**HIFY08**	***% Change***	**HIFY09**	**HIFY08**	***% Change***
Net Turnover & Operating Income	8,943.7	8,026.1	11	5,316.9	4,946.0	7
Other Income	138.1	151.5	(9)	142.6	113.1	26
Operating Profit (PBIDT)	2,383.1	2,640.8	(10)	1,513.1	1,722.9	(12)
Interest	145.7	114.4	27	59.3	56.4	5
Depreciation	410.4	321.8	28	211.9	172.5	23
Profit Before Taxes	1,827.0	2,204.6	(17)	1,241.9	1,494.0	(17)
Current Tax	294.1	638.6	(54)	204.9	429.5	(52)
Deferred Tax	178.6	61.7	190	103.3	53.1	95
Profit After Taxes	1,354.3	1,504.3	(10)	933.7	1,011.4	(8)
Minority Share, Share in Profit / Loss of Associates	196.0	214.6		—	—	
Net Profit	1,158.3	1,289.7	(10)	933.7	1,011.4	(8)

Consolidated Results - Highlights

- Revenues at Rs.8,944 Crores were up by 11% supported by revenue growth in all business segments except Viscose Staple Fibre.
- Operating profit declined from Rs.2,641 Crores in H1FY08 to Rs.2,383 Crores in H1FY09 due to increased input costs and energy prices across businesses.
- Consequently, net profit was lower at Rs.1,158 Crores (Rs.1,290 Crores).

VISCOSE STAPLE FIBRE (VSF)

	Unit	*HIFY09*	*HIFY08*	*% Change*
Production	Tonnes	121,056	138,233	(12)
Sales Volume	Tonnes	119,295	139,579	(15)
Net Divisional Turnover	Rs. Crores	1,335.5	1,497.6	(11)
Average Realisation	Rs./Tonne	101,835	98,741	3
PBIDT	Rs. Crores	343.0	571.9	(40)
Operating Margins	%	25.7	38.2	—

Performance Review

The performance of VSF business was impacted due to the sluggish demand, given the global economic slowdown and liquidation of inventory in the value chain. The textile sector has been adversely affected on account of the rising inflation. In line with market conditions, your Company has scaled down its production. An unprecedented increase in the price of sulphur and high pulp and caustic soda prices, coupled with the weakening of the Indian rupee, led to a drop in operating profits and margins.

The conversion of AV Nackawic's plant (a joint venture in Canada) from paper grade pulp to rayon grade pulp was completed during the first half.

Outlook

Demand is expected to remain subdued in the short to medium term until the global economic situation improves. Margins are expected to remain range bound due to lower volumes and high input costs. The prices of sulphur, one of the inputs, which witnessed a spike to $860/tonne, are now back to normal level of less than $100/tonne. The pulp prices are also showing a declining trend. The positive impact of price decline in raw materials is partially offset by the weakening of rupee.

The long-term outlook for the VSF business is positive.

CHEMICALS

	Unit	*HIFY09*	*HIFY08*	*% Change*
Caustic Soda				
- Production	Tonnes	102,221	91,595	12
- Sales Volume	Tonnes	100,903	92,506	9
Net Divisional Turnover	Rs. Crores	271.9	206.0	32
ECU Realisation	Rs./Tonne	22,560	18,333	23
PBIDT	Rs. Crores	93.9	68.4	37
Operating Margins	%	34.5	33.2	—

Performance Review

The Chemical business has posted good performance. Higher demand from end user industries saw Caustic soda volumes improve by 9%. ECU realisations were up by 23%, on the back of strong caustic prices during

the current half and abnormally low allied product prices in the corresponding half of the previous year. Margins grew despite the steep increase in the cost of key inputs and power.

Outlook

ECU realisations are expected to be under pressure, mainly due to the downward trend in the prices of chlorine and HCL.

CEMENT

	Unit	HIFY09	HIFY08	% Change
Grey Cement				
Production	Mn. Tonnes	7.64	7.48	2
Sales Volume $	Mn. Tonnes	7.67	7.50*	2
Average Realisation	Rs./Tonne	3,404	3,126	9
Ready Mix Concrete				
Sales Volume	Mn. Cu. Mtrs.	12.47	8.17	53
Average Realisation	Rs./Cu. Mtr.	2,806	2,649	6
White Cement				
Production	Tonnes	196,645	182,327	8
Sales Volume $$	Tonnes	198,665	177,571	12
Average Realisation	Rs./Tonne	7,849	6,636	18
Net Divisional Turnover	Rs. Crores	**3,216.7**	**2,740.3***	**17**
PBIDT	Rs. Crores	**867.2**	**933.3**	**(7)**
Operating Margins	%	**27.0**	**34.1**	**—**

* *Excludes traded sales volumes of 0.06 million tonne*

$ *Includes captive consumption of 0.27 million tonne (previous year 0.23 million tonne) for RMC*

$$ *Includes captive consumption of 14,570 tonnes (previous year 10,361 tonnes) for value added products*

Performance Review

In the Cement business, production as well as sales volumes grew marginally by 2% due to capacity constraint. The RMC business recorded an impressive growth aided by the network expansion. The performance of White Cement business was impressive with volume growth of 12%. The sharp escalation in prices of coal and raw materials and higher freight costs impacted margins adversely.

Performance of Cement Subsidiary - UltraTech Cement Limited (UltraTech)

Financial Results (Rs. Crores)

	HIFY09	HIFY08	% Change
Net Turnover & Operating Income	3,020.7	2,590.5*	17
Other Income	17.6	22.5	(22)
Operating Profit (PBIDT)	800.1	821.4	(3)
Interest	55.7	42.5	31
Depreciation	153.2	115.0	33
Profit Before Taxes	591.2	663.9	(11)
Current Tax	88.6	206.4	(57)
Deferred Tax	73.4	12.5	487
Net Profit after Minority Share	428.3	444.6	(4)

* *Excludes traded sales volumes of 0.04 million tonne*

The performance of UltraTech Cement Limited, a subsidiary of Grasim, was subdued. The sharp increase in prices of coal and raw materials resulted in higher variable costs. The combined sales of cement and clinker reflect a growth of 5%. Net Profit was lower by 4% at Rs.428 Crores.

Capex Plan for Cement Business

Your Company's brownfield project at Shambhupura and greenfield project at Kotputli in Rajasthan are progressing satisfactorily. At Shambhupura, the production of clinker has commenced. The grinding unit at Dadri also became operational. The grinding facility at Shambhupura and the greenfield plant at Kotputli are expected to be operational in Q4FY09.

UltraTech too has started clinker production from its brownfield project at Tadpatri, A.P. and of cement from the cement grinding unit at Ginigera in Karnataka. The grinding facility at Tadpatri will be operational in Q3FY09.

Upon completion of expansions, your Company's aggregate cement capacity together with UltraTech, will stand augmented at 48.8 million tonnes.

Thermal power plants aggregating 94 MW capacity were commissioned at different units of Grasim and UltraTech in the first half. After the completion of the other thermal power plants under construction in a phased manner during FY09, the aggregate power generation capacity will stand raised at 536 MW.

Your Company's Ready Mix Concrete capacity is growing at a rapid pace at various cities across India. The total number of plants will increase to 94, collectively for your Company and UltraTech, by the year-end.

Outlook for Cement Business

The slowdown being witnessed by the real estate and infrastructure sectors has resulted in slackening of demand for cement. The price of cement may come under pressure from CY 2009 owing to the bunching of capacity expansions expected in FY10 and FY11. While the price of imported coal has registered a fall of late, the expected benefit in energy cost will be partially offset by the falling value of the rupee. Going forward, your Company's new capacities shall ease its capacity constraint, lead to volume growth and improvement in operating profit.

SPONGE IRON

	Unit	*HIFY09*	*HIFY08*	*% Change*
Production	Tonnes	212,718	284,809	(25)
Sales Volume	Tonnes	209,177	281,666	(26)
Net Divisional Turnover	Rs. Crores	552.5	430.6	28
Average Realisation	Rs./Tonne	24,786	14,649	69
PBIDT	Rs. Crores	106.0	65.2	63
Operating Margins	%	19.2	15.1	—

Performance Review

The Sponge Iron business registered a satisfactory performance. Production and volumes were lower due to planned shutdown for plant maintenance and reactor modification. Net turnover was up by 28% as realisations improved significantly in line with strong scrap prices. The cost of raw materials also increased appreciably.

Sale of Sponge Iron Business

In line with its strategy to focus on its core businesses, your Company is in the process of sale of its Sponge Iron business by way of a slump sale under Court approved Scheme of Arrangement under Sections 391-394 of the Companies Act, 1956, at a sale consideration of Rs.1,030 Crores. Your Company would transfer its Sponge Iron business into a new special purpose vehicle (SPV), a subsidiary company formed for this purpose. The SPV would be funded by Welspun Power and Steel Limited through equity investment and induction of debt. The SPV will use the funds to make the payment of sale consideration to Grasim.

The Scheme has already been approved by shareholders, secured creditors and unsecured creditors. The transaction is expected to be completed in the current financial year.

SUMMARY

Your Company's thrust will be on fortifying its leadership position in the VSF and Cement sectors. Cost optimization and maximization of asset productivity will continue to be your Company's hallmarks. The prospects for the Company remain positive.

I wish you and your family a happy and prosperous new year.

Yours sincerely,



D D Rathi

Whole-Time Director & Chief Financial Officer

Corporate Office : Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K.Ahire Marg, Worli, Mumbai -400030
E-mail : grasimcfd@adityabirla.com
Registered Office : Birlagram, Nagda – 456331 (M.P.)

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ from those expressed or implied. Important factors that could make a difference to the Company's operations include Global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

GRASIM

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th SEPTEMBER 2008

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months Ended 30th September 2008	Three Months Ended 30th September 2007	Six Months Ended 30th September 2008	Six Months Ended 30th September 2007	Year Ended 31st March 2008 (Audited)
Net Sales / Income from Operations	4,452.45	3,925.22	8,855.50	7,955.61	16,973.74
Other Operating Income	36.67	38.67	88.16	70.48	152.66
Total Operating Income	4,489.12	3,963.89	8,943.66	8,026.09	17,126.40
Expenditure :					
- Decrease / (Increase) in Stock	(0.26)	(65.55)	(159.83)	(34.82)	(174.28)
- Raw Material Consumed	1,109.75	872.94	2,081.72	1,689.62	3,703.27
- Purchases of Finished Goods	34.79	23.61	57.35	33.09	74.30
- Payment to & Provision for Employees	230.18	212.23	456.16	383.58	849.32
- Power & Fuel	884.55	636.39	1,738.90	1,299.36	2,907.37
- Freight , Handling & Other Expenses	537.76	473.46	1,109.48	986.24	2,088.94
- Depreciation	210.88	163.10	410.45	321.75	670.31
- Other Expenditure	735.69	607.51	1,414.88	1,179.78	2,559.02
Total Expenditure	3,743.34	2,923.69	7,109.11	5,858.60	12,678.25
Profit from Operations before Other Income, Interest & Exceptional Items	745.78	1,040.20	1,834.55	2,167.49	4,448.15
Other Income	68.18	66.23	138.11	151.51	310.22
Profit Before Interest & Exceptional Items	813.96	1,106.43	1,972.66	2,319.00	4,758.37
Interest	77.22	56.42	145.68	114.44	228.73
Profit after Interest but before Exceptional Items	736.74	1,050.01	1,826.98	2,204.56	4,529.64
Writeback of provision for diminution in value of investments	-	-	-	-	45.68
Profit from Ordinary Activities before Tax	736.74	1,050.01	1,826.98	2,204.56	4,575.32
Provision for Current Tax	(101.50)	(315.57)	(294.05)	(638.55)	(1,472.76)
Provision for Deferred Tax	(72.30)	(28.96)	(178.57)	(61.68)	6.97
Net Profit from Ordinary Activities after Tax	562.94	705.48	1,354.36	1,504.33	3,109.53
Extra Ordianry Items :					
Profit on Sale of Shares of Subsidiary company	-	-	-	-	236.68
Net Profit for the period	562.94	705.48	1,354.36	1,504.33	3,346.21
Less : Minority Share	76.82	84.53	196.65	214.14	456.53
Add : Share in Profit / (Loss) of Associates	0.31	(0.94)	0.61	(0.51)	1.76
Net Profit (After Minority Share)	486.43	620.01	1,158.32	1,289.68	2,891.44
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					9,013.03
Basic EPS for the period before Extra Ordinary Items (Rupees)	53.05	67.62	126.33	140.66	289.54
Diluted EPS for the period before Extra Ordinary Items(Rupees)	53.05	67.62	126.33	140.66	289.44
Basic EPS for the period after Extra Ordinary Items(Rupees)	53.05	67.62	126.33	140.66	315.35
Diluted EPS for the period after Extra Ordinary Items (Rupees)	53.05	67.62	126.33	140.66	315.25

II. STANDALONE RESULTS :

Rs. in Crores

	Three Months Ended 30th September 2008	Three Months Ended 30th September 2007	Six Months Ended 30th September 2008	Six Months Ended 30th September 2007	Year Ended 31st March 2008 (Audited)
Net Sales / Income from Operations	2,685.26	2,477.59	5,263.45	4,895.15	10,215.05
Other Operating Income	15.27	30.79	53.40	50.83	100.26
Total Operating Income	2,700.53	2,508.38	5,316.85	4,945.98	10,315.31
Expenditure :					
- Decrease / (Increase) in Stock	(32.15)	(28.05)	(109.82)	(13.30)	(130.22)
- Raw Material Consumed	874.12	670.90	1,592.20	1,297.48	2,828.25
- Purchases of Finished Goods	13.94	24.59	29.39	57.81	97.40
- Payment to & Provision for Employees	146.55	142.81	288.18	259.08	550.07
- Power & Fuel	466.67	348.51	906.47	672.62	1,476.51
- Freight, Handling & Other Expenses	283.32	245.59	580.79	501.56	1,047.88

II. STANDALONE RESULTS : (Contd.)

Rs. in Crores

	Three Months Ended 30th September 2008	Three Months Ended 30th September 2007	Six Months Ended 30th September 2008	Six Months Ended 30th September 2007	Year Ended 31st March 2008 (Audited)
- Depreciation	106.86	87.53	211.86	172.53	353.27
- Other Expenditure	353.66	288.47	659.21	560.91	1,298.51
Total Expenditure	**2,212.97**	**1,780.35**	**4,158.28**	**3,508.69**	**7,521.67**
Profit from Operations before Other Income, Interest & Exceptional Items	**487.56**	**728.03**	**1,158.57**	**1,437.29**	**2,793.64**
Other Income	84.38	47.51	142.63	113.12	277.58
Profit Before Interest & Exceptional Items	**571.94**	**775.54**	**1,301.20**	**1,550.41**	**3,071.22**
Interest	28.82	27.96	59.28	56.43	107.00
Profit after Interest but before Exceptional Items	**543.12**	**747.58**	**1,241.92**	**1,493.98**	**2,964.22**
Write back of provision for diminution in value of Investment					45.68
Profit from Ordinary Activities before Tax	**543.12**	**747.58**	**1,241.92**	**1,493.98**	**3,009.90**
Provision for Current Tax	(73.06)	(223.73)	(204.93)	(429.43)	(952.71)
Provision for Deferred Tax	(50.56)	(24.07)	(103.30)	(53.11)	(9.62)
Net Profit from Ordinary Activities after Tax	**419.50**	**499.78**	**933.69**	**1,011.44**	**2,047.57**
Extra Ordinary Items:					
Profit on transfer of Textile units at Bhiwani					4.76
Profit on Sale of Shares of a Subsidiary Company					180.27
Net Profit for the period	**419.50**	**499.78**	**933.69**	**1,011.44**	**2,232.60**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					8,040.52
Basic EPS for the period before Extra Ordinary Items (Rupees)	**45.75**	**54.51**	101.83	110.31	223.31
Diluted EPS for the period before Extra Ordianry Items (Rupees)	**45.75**	**54.51**	101.83	110.31	223.24
Basic EPS for the period after Extra Ordinary Items (Rupees)	**45.75**	**54.51**	101.83	110.31	243.49
Diluted EPS for the period after Extra Ordianry Items (Rupees)	**45.75**	**54.51**	101.83	110.31	243.42
Total Public Shareholding*					
- Number of Shares (000's)			56,698	58,441	57,966
- Percentage of Shareholding			61.85%	63.75%	63.23%

* Total public shareholding as defined under Clause 40 A of the listing agreement(excludes shares held by Promoters and Global Depository Receipt holders)

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months ended 30th September 2008	Three Months ended 30th September 2007	Six Months ended 30th September 2008	Six Months ended 30th September 2007	Full Year ended 31st March 2008 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	825.46	901.07	1,617.69	1,718.29	3,456.61
b Cement	3,034.25	2,600.87	6,159.06	5,426.71	11,782.44
c Sponge Iron	303.58	209.78	552.50	430.61	950.70
d Chemicals	145.29	113.64	271.94	205.98	417.62
e Textiles	95.50	88.25	167.98	146.18	289.62
f Others	138.37	101.71	279.84	197.67	437.76
TOTAL	4,542.45	4,015.32	9,049.01	8,125.44	17,334.75
(Less) : Inter Segment Revenue	(53.33)	(51.43)	(105.35)	(99.35)	(208.35)
Total Operating Income	**4,489.12**	**3,963.89**	**8,943.66**	**8,026.09**	**17,126.40**
2. SEGMENT RESULTS					
a Fibre & Pulp	120.85	302.78	293.30	525.06	1,011.53
b Cement	564.84	695.24	1,389.32	1,565.85	3,310.69
c Sponge Iron	23.70	21.21	89.09	47.77	125.55
d Chemicals	44.88	34.37	79.38	56.62	114.01
e Textiles	2.39	(0.34)	2.81	(2.18)	(2.88)
f Others	26.70	22.87	57.02	49.07	103.79
TOTAL	783.36	1,076.13	1,910.92	2,242.19	4,662.69

III. SEGMENT REPORTING - CONSOLIDATED (Contd.)

Rs. in Crores

		Three Months ended 30th September 2008	Three Months ended 30th September 2007	Six Months ended 30th September 2008	Six Months ended 30th September 2007	Full Year ended 31st March 2008 (Audited)
	Add / (Less) :					
	Interest	(77.22)	(56.42)	(145.68)	(114.44)	(228.73)
	Net Unallocable Income / (Expenditure)	30.60	30.30	61.74	76.81	95.68
	Write back of provision for diminution in value of Investment					45.68
	Profit before Extra Ordinary Items and Tax Expenses	736.74	1,050.01	1,826.98	2,204.56	4,575.32
3.	CAPITAL EMPLOYED					
a	Fibre & Pulp			2,517.55	1,622.49	2,108.11
b	Cement			14,278.81	10,202.75	12,462.75
c	Sponge Iron			543.97	480.83	458.84
d	Chemicals			360.46	304.41	332.14
e	Textiles			182.06	163.20	172.81
f	Others			1,191.24	524.49	674.06
	TOTAL			19,074.09	13,298.17	16,208.71
g	Unallocated Corporate Capital Employed			434.56	1,424.34	945.71
	TOTAL CAPITAL EMPLOYED			19,508.65	14,722.51	17,154.42

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

		Three Months ended 30th September 2008	Three Months ended 30th September 2007	Six Months ended 30th September 2008	Six Months ended 30th September 2007	Full Year ended 31st March 2008 (Audited)
1.	SEGMENT REVENUE					
a	Fibre & Pulp	691.10	790.81	1,335.52	1,497.55	3,010.66
b	Cement	1,591.14	1,357.30	3,216.73	2,763.94	5,946.37
c	Sponge Iron	303.58	209.78	552.50	430.61	950.70
d	Chemicals	145.29	113.64	271.94	205.98	417.62
e	Textiles	16.26	88.25	31.92	146.18	173.25
	TOTAL	2,747.37	2,559.78	5,408.61	5,044.26	10,498.60
	(Less) : Inter Segment Revenue	(46.84)	(51.40)	(91.76)	(98.28)	(183.29)
	Total Operating Income	2,700.53	2,508.38	5,316.85	4,945.98	10,315.31
2.	SEGMENT RESULTS					
a	Fibre & Pulp	120.86	294.68	291.35	530.88	1,012.02
b	Cement	316.56	394.78	741.80	839.44	1,677.64
c	Sponge Iron	23.70	21.21	89.09	47.77	125.55
d	Chemicals	44.88	34.37	79.38	56.62	114.01
e	Textiles	0.14	(0.34)	0.85	(2.18)	(0.72)
	TOTAL	506.14	744.70	1,202.47	1,472.53	2,928.50
	Add / (Less) :					
	Interest	(28.82)	(27.96)	(59.28)	(56.43)	(107.00)
	Net Unallocable Income / (Expenditure)	65.80	30.84	98.73	77.88	142.72
	Write back of provision for diminution in value of Investment					45.68
	Profit before Extra Ordinary Items and Tax Expenses	543.12	747.58	1,241.92	1,493.98	3,009.90
3.	CAPITAL EMPLOYED					
a	Fibre & Pulp			1,914.08	1,358.26	1,681.93
b	Cement			6,321.21	3,996.78	5,459.27
c	Sponge Iron			543.87	480.83	458.84
d	Chemicals			360.46	304.41	332.14
e	Textiles			22.30	163.20	23.16
	TOTAL			9,161.92	6,303.48	7,955.34
f	Unallocated Corporate Capital Employed			3,496.82	4,341.23	3,994.11
	TOTAL CAPITAL EMPLOYED			12,658.74	10,644.71	11,949.45

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the segments are as under:

Fibre & Pulp	-	Viscose Staple Fibre & Wood Pulp
Cement	-	Grey & White Cement
Sponge Iron	-	Sponge Iron
Chemicals	-	Caustic Soda & Allied Chemicals
Textiles	-	Fabric & Yarn (Refer note 7(a) and (b) below)
Others	-	Mainly Telecom (in consolidated results)

3 No investor complaint was pending at the beginning of the quarter. During the quartei, five complaints were received, which have been attended by the company and no complaints were pending at the end of the quarter.

4 The matter of implementation of the Scheme of Arrangement u/s 391 to 394 of the Companies Act, 1956 to transfer Company's sponge iron business to it's subsidiary Vikram Sponge Iron Ltd., as reported in previous quarter, is progressing. The equity shareholders, secured creditors (including debenture holders) and the unsecured creditors of the company have approved the Scheme unanimously at their respective court convened meetings held on 13th October, 2008. Company Petitions have been filed by both the Companies in the Hon'ble High Court of Madhya Pradesh, Indore Bench for seeking its approval for the Scheme.

5 During the Quarter, the Company has started commercial production of clinker from expansion line at Aditya Cement, Shambhupura, of cement from grinding unit at Dadri and power from Thermal Power Plants at Grasim Cement, Raipur and Vikram Cement, Khor.

6 The company has revised estimated useful life of some of the assets, on account of which depreciation is higher by Rs 3.66 Crs for three months ended 30th September, 2008 and by Rs. 12.66 Crs for six months ended 30th September, 2008.

7(a) The standalone financial results of the company for three/ six months ended 30th September, 2008 do not include the financial results of the erstwhile textile units at Bhiwani, as the same have been transferred to Grasim Bhiwani Textiles Ltd. (GBTL), a subsidiary of the company, w.e.f. 1st October, 2007. The impact of the same is not material on the company's standalone financial results for three months ended 30th September, 2008.

(b) The finacial results of GBTL for three/ six months ended 30th September 2008 are included in the consolidated financial results of the Company for the said period of three months/ six months.

8 The consolidated financial results of the company for three/ six months ended 30th September, 2008 do not include the financial results of Shree Digvijay Cement Company Ltd. (SDCCL), as it ceased to be a subsidiary of the company w.e.f. 25th March, 2008. The net profit (after minority share) of SDCCL included in the company's consolidated net profit for the three and six months ended 30th September, 2007 were Rs. 0.81 Crs and Rs.8.90 Crs respectively.

9 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

10 The above Unaudited results for the quarter ended 30th September, 2008 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 23rd October, 2008. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 23rd October, 2008

D. D. Rathi
Whole-time Director

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram-456 331, Nagda (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS *in* ENGLISH ONLY. *Please* TICK (✓) *wherever is applicable.)*

— For Office Use Only —
ECS Ref.No. :

For shares held in physical form

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch and code number.

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ____________

Date : ____________

____
(Signature of First Holder)

____
(Name of First Holder)

TEAR HERE

Book-Post

GRASIM

ADITYA BIRLA GROUP

If undelivered, please return to:

GRASIM INDUSTRIES LIMITED
Share Department
Birlagram - 456 331, Nagda (M.P.)

END

Infomedia 18